Exhibit 19.1

PATRICK INDUSTRIES, INC.

INSIDER TRADING POLICY
The Board of Directors of Patrick Industries, Inc. (the “Company”) has adopted this Insider Trading Policy (this “Policy”) to inform employees and others about the prohibition against insider trading. Every person subject to this Policy has the individual responsibility to comply with this Policy. This Policy shall be delivered to each newly elected member of the Board of Directors upon commencement of the member’s initial term and to employees subject to this Policy upon commencement of their employment with the Company. The Company’s Board of Directors shall be responsible for the review of and revisions to this Policy as may be required from time to time but no less frequently than annually.
I.The Policy.
Material non-public information must not be disclosed (through written, oral or electronic means) to anyone, except the persons within the Company or third-party agents of the Company (such as financial advisors or outside legal counsel) until such information has been publicly released by the Company. This Policy prohibits any unauthorized communication of material non-public information even when there is no intent or expectation that anyone will profit or otherwise benefit from such information.
In addition, no director, officer or employee or any other person designated by this Policy or designated by the Company as being subject to this Policy (each an “Insider”) who has material non-public information relating to the Company, may buy or sell securities (stock or debt) of the Company, directly or indirectly, or engage in any other transaction in the securities of the Company, except as expressly provided herein. This Policy also applies to material non-public information relating to any other company, including a customer or supplier, obtained in the course of employment.
II.Material Non-Public Information.
It is not possible to define all categories of material information. However, information should be regarded as “material” if there is a reasonable likelihood that it would be considered important to an investor in determining whether to buy, hold, or sell Company securities. Any information that could be expected to affect the Company's stock price, whether it is positive or negative, should be considered material. Common examples, though not inclusive, of information that might be regarded as material, include: financial information such as revenues, expenses, margins, and earnings, information about a material transaction or the material acquisition or disposition of a business, existence of an event-specific blackout period, forecasts, budgets and business plans, changes in dividends, stock splits, stock offerings, material litigation, changes in senior management, directors or auditors, or the gain or loss of a substantial client.
Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors. Even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information. Generally, one should allow one full trading day following the publication of information as a reasonable waiting period before such information is deemed to be public.

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The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. Information is considered to be available to the public only when it has been released broadly to the marketplace such as by a press release or a filing with the Securities Exchange Commission (“SEC”). There should be no Company-wide internal communication announcing any material non-public information prior to the information being released to the public. If a person subject to this policy is uncertain as to whether or not information has been publicly disclosed, please contact the Company’s compliance official.
III.Application of Policy.
This Policy applies to any transaction that would be a violation of federal insider trading rules.  The following list includes, but is not limited to, certain individuals and transactions subject to the limitations or prohibitions set forth in this Policy:
•all transactions in the Company's securities, including, but not limited to, common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants, convertible debentures and non-convertible notes.
•all officers of the Company, all members of the Company's Board of Directors, and all employees of the Company and its subsidiaries. The Company may also determine that other persons, such as consultants, contractors to, and third-party agents of the Company and its subsidiaries, who receive or have access to material non-public information regarding the Company, should also be subject to this Policy.
•any person who receives material non-public information from any Insider.
•all transactions in the securities of any publicly traded customer or supplier of the Company while a person subject to this Policy is in the possession of such customer’s or supplier’s material non-public information that was obtained through that person’s relationship with the Company.
•entities controlled by the Insider, partnerships in which the Insider is a general partner; trusts of which the Insider is a trustee; and estates of which the Insider is an executor.
•family members who reside with Insiders, anyone else who lives in an Insider’s household, and any family members who do not live in the Insider’s household but whose transactions in the Company’s securities are directed by the Insider or are subject to the Insider’s influence or control (such as parents or children who consult with the Insider before trading in Company securities). Each Insider is responsible for the transactions of these other persons and therefore should make them aware of the need to confer with the Insider before they trade in the Company’s securities.
IV.Blackout Periods.
A.Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. The Company has determined that all directors and executive officers and certain Company employees with access to material information are subject to quarterly “blackout periods” which restrict the dates in which Company securities may be bought or sold. Persons subject to quarterly blackout periods are not allowed to trade in the Company’s securities during the period that begins fourteen (14) calendar days prior to the close of trading on the stock market

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on the last Trading Day of the Company’s quarterly reporting period and ends after the first full Trading Day following the Company’s issuance of its quarterly earnings release. As used in this Policy, the term “Trading Day” shall mean a day on which national stock exchanges and NASDAQ are open for trading, and the Trading Day begins at the time trading begins on such day. Blackout periods may be extended by notice to persons who are subject to the blackout.

B.Event-Specific Blackouts. Additional blackout periods may be imposed from time to time due to extenuating circumstances and must be adhered to by all persons subject to the blackout (see list below). During the blackout period, any person subject to the blackout is not allowed to trade in the Company’s securities. The Company will issue material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination. The failure of the compliance official to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material non-public information.

The compliance official will post periodic reminders (via email or other approved methods of internal communication) of the dates that a quarterly blackout or event-specific blackout period begins and ends.

C.Section 16 Individuals. The Company has identified and maintains a listing of its directors and officers who are subject to the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (“Section 16 Individuals"). These persons have been notified by the Company as to their obligations under Section 16. This list of persons will be amended from time to time as appropriate to reflect the election of new officers or directors, any change in function of current officers and the resignation or departure of current officers or directors.

V.Pre-Clearance Procedures.
Section 16 Individuals and certain other employees designated by the Chief Executive Officer or the Chief Financial Officer who have been notified that they have been so identified (“Restricted Persons”) must refrain from trading in or entering into any other transaction with respect to the Company's securities, even during the trading window, without first complying with the Company's "pre-clearance" process.

If a Restricted Person desires to purchase, sell or make a bona fide gift of Company securities, he or she must notify and obtain clearance from the Chief Financial Officer or the compliance official at least two (2) business days in advance of the transaction. Notification (but not pre-clearance) is also required for routine stock option exercises.

Our compliance official is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. The Company may issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. An Insider should anticipate that transactions are unlikely to be pre-cleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

Pre-clearance of a transaction is valid only for a 48-hour period.

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The Company may from time to time identify other persons who, together with the Restricted Persons, are subject to the pre-clearance process as outlined in this Policy.

VI.Confidentiality of Non-Public Information.
Non-public information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any officer, director or employee of the Company receives any inquiry from outside the Company, such as from a stock analyst, for information (particularly financial results and/or earnings projections) that may be material non-public information, the inquiry should be referred to the Company's compliance official, who is responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations.

VII.Waiting Period.
If a person subject to this Policy were in possession of material non-public information, then in addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information. For this purpose, information would be considered fully absorbed by the marketplace after the expiration of one full Trading Day after the information is released. Examples: If the Company were to make an announcement on a Monday (before market open), the person subject to this Policy may not trade in the Company’s securities until Tuesday, assuming uninterrupted Trading Days. If an announcement were made on a Friday (after market close), the following Tuesday would be the first eligible Trading Day.

VIII.No Tipping.
Not only is a person subject to this Policy liable for trading on material non-public information, but such person may also be liable for communicating or tipping material non-public information to any third party. Furthermore, tippees can be liable for trading while aware of material non-public information. In order to ensure protection of “confidential” information, non-public inside information cannot be communicated to other persons in any manner, even inadvertently. Company personnel must avoid “tipping”, intentionally or unintentionally, at all times. Such tipping can be construed as the communication of material, non-public information about the Company, which may give a trading advantage to a third party. For example:
• Do not discuss material non-public information in elevators, hallways, restaurants, airplanes, taxicabs, internet e-mail, chat rooms or social media, or any place where a person can be overheard or observed by a third party.
• Be cautious when using speaker phones, cell phones, or appearing on virtual conference calls, as conversations through such medium are often easily overheard.
• Do not read documents containing non-public information in public places or discard them where they can be retrieved by others.
• Do not leave confidential papers or information where visitors or others can see them (e.g. desk, open work area, or break room.)

IX.Internet Chat Rooms, Message Boards, Web Sites & Social Media.

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Posting or participation in the posting of any message, response or information on websites, internet chat rooms, message boards or social media, which make mention of the Company in general or its securities, regardless of the content or nature of the posting, is strictly prohibited. Remember, anyone scrutinizing an Insider’s transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, persons subject to this Policy should carefully consider how enforcement authorities and others might view the transaction.

X.Transactions Subject to This Policy.
This Policy applies to any sale, purchase, or gift of securities, which includes trading of stock or other securities. It also applies to sales of stock in connection with stock option exercises.

A.Stock Option Exercises. Except for the notification requirement previously discussed, this Policy does not apply to the exercise of an employee stock option as long as the exercise is just a purchase of stock with no associated sale (this includes a “cashless exercise” where the employee pays the exercise price in shares of the Company’s stock and/or the Company withholds shares subject to the option to satisfy the employee’s tax withholding requirements).

Note: This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price and/or the related taxes of an option.

Example: When exercising an option, a person is buying stock directly from the Company at a specified price. However, if one exercises an option and sells stock on the open market in order to use the proceeds from the stock sale to pay for the option exercise price or related taxes, such person is both buying stock from the Company and selling stock on the open market. For example, if a person exercises an option to purchase 10 shares with an exercise price of $10.00, such individual is buying the 10 shares from the Company for a total of $100 (10 shares x $10). Assume the Company stock is trading on the open market for $20.00. If, when such option is exercised, the person also sells five (5) shares to obtain the $100 (5 shares x $20), such individual is also engaging in the sale of stock. This Policy does not apply to the exercise of the option to obtain the 10 shares (other than the notification requirement), but it does apply to the sale of the five (5) shares on the open market.

B.Rule 10b5-1 Plans. Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Section 10(b) of the Exchange Act and Rule 10b-5. In order to be eligible to rely on this defense, a person must enter into a binding contract, give an instruction or adopt a written plan to effect transactions in Company securities that meets the conditions specified in the Rule 10b5-1(c) (a “Rule 10b5-1 Plan”). If the Rule 10b5-1 Plan meets the requirements of Rule 10b5-1(c) and has been approved by the compliance official, transactions executed pursuant to the Rule 10b5-1 Plan are not subject to the requirements of this Policy. In general, a Rule 10b5-1 Plan must be entered into during a trading window (i.e., not during a blackout period) when the person entering into the Rule 10b5-1 Plan is not aware of material nonpublic information. Once the Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the number of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

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Any Rule 10b5-1 Plan must be submitted to the Company’s compliance official for approval five (5) days prior to the entry into the Rule 10b5-1 Plan. For the avoidance of doubt, a lack of response from the compliance official shall never be deemed to be an approval of a Rule 10b5-1 Plan; only a response approving such proposed Rule 10b5-1 Plan shall constitute approval.

C.Post-Termination Transactions. This Policy continues to apply to transactions in Company securities even after a Restricted Person terminates employment or service on the Board of Directors. A Restricted Person who is in possession of material non-public information when his or her employment or service on the Board of Directors terminates may not trade in Company securities until that information has become public or is no longer material.
XI.Compliance Assistance
The Company has designated its Senior Director of Philanthropy & Stakeholder Engagement, Julie Ann Kotowski, (574) 294-751l, ext. 7515 or kotowskj@patrickind.com as its “compliance official.” Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Company’s compliance official. The Company may change this designation at any time without notification.
XII.Potential Criminal and Civil Liability and/or Disciplinary Action
A.Individual Responsibility. Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company securities while in possession of material non-public information. Persons subject to this Policy must not engage in illegal trading and must avoid the appearance of improper trading. Each individual is responsible for making sure that he, she or they complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material non-public information rests with that individual, and any action on the part of the Company, the Company’s compliance official or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. Each individual subject to this Policy could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws.

B.Liability for Insider Trading. Pursuant to federal and state securities laws, Insiders may be subject to criminal and civil fines and penalties as well as imprisonment for engaging in transactions in the Company's securities at a time when they have knowledge of material non-public information regarding the Company.

C.Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed material non-public information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.

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D.Possible Employee Disciplinary Actions. Employees of the Company who violate this Policy may also be subject to disciplinary action by the Company, which may include termination of employment, whether or not such failure to comply results in a violation of law or whether or not it was intended.

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